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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            SPECIALTY CATALOG CORP.
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                                (Name of issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                  84748Q-10-3
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                                 (Cusip Number)

                                Lawrence E. Golub
                          Golub Associates Incorporated
                         550 Madison Avenue, 30th Floor
                               New York, NY 10022
                                 (212) 750-6060

                                    Copy To:
                            Joseph F. Mazzella, Esq.
                          Nutter, McClennen & Fish, LLP
                             One International Place
                                Boston, MA 02110
                                 (617) 439-2000
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(Name, Address and Telephone  Number of Person Authorized to Receive Notices and
Communications)


                                 April 17, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d1(f) or 13-d-1(g), check the following
box   [X].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 2 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAWRENCE E. GOLUB
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY
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4.                SOURCE OF FUNDS

                  NA
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
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14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 3 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOLUB PS-GP, LLC
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
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14.               TYPE OF REPORTING PERSON

                  OO - Limited Liability Company
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 4 OF 12 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LEG PARTNERS III SBIC, L.P.
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP NO. 84748Q-10-3                                         PAGE 5 OF 12 PAGES
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         THIS  AMENDMENT  NO. 3 TO SCHEDULE 13D AMENDS AND REPLACES THAT CERTAIN
SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS NAMED HEREIN ON OCTOBER 19, 1999, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED ON DECEMBER 3, 1999 AND AMENDMENT NO. 2 TO SCHEDULE 13D FILED ON JANUARY 26, 2000.

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $0.01 ("Common Stock")
                             ---------------------------------------------------

         Issuer:  Specialty Catalog Corp.
                ---------------------------

         Principal Executive Officers:

               21 Bristol Drive South Easton, Massachusetts 02375
             ------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i)      Golub PS-GP, LLC, a Delaware limited liability company;
         (ii)     LEG Partners III SBIC, L.P., a Delaware limited partnership;
         (iii)    Lawrence E. Golub, a United States citizen.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 230 Park Avenue, New York, New York 10169.

         LEG Partners III SBIC, L.P. is a privately owned investment partnership which is in the business of acquiring for investment and trading purposes, securities and other financial instruments.

         Golub PS-GP, LLC is a privately owned Delaware limited liability company, the principal business of which is to act as General Partner of LEG Partners III SBIC, L.P.

         Lawrence E. Golub is a United States citizen residing in the State of New York, whose principal occupation is acting as the Managing Member of Golub PS-GP, LLC, the General Partner of LEG Partners III SBIC, L.P. Mr. Golub also may be deemed to a controlling person of certain other private investment funds and managed accounts which as of the date hereof do not beneficially own any shares of the Issuer other than as a result, in certain cases, of direct or indirect ownership of limited partnership interests in LEG Partners III SBIC, L.P.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         LEG Partners III SBIC, L.P. used working capital to directly purchase the Common Stock owned by it in a privately negotiated transaction. The approximate aggregate amount of funds used by LEG Partners III, SBIC, L.P. to purchase such securities was $1,958,739.

CUSIP NO. 84748Q-10-3                                         PAGE 6 OF 12 PAGES
---------------------                                             ---  ----

ITEM 4.  PURPOSE OF THE TRANSACTION

         As previously disclosed, affiliates of the Reporting Persons entered into an Agreement and Plan of Recapitalization and Merger with the Issuer (the "Merger Agreement"), pursuant to which such affiliates agreed to acquire all outstanding equity of the Company. Such Merger Agreement was subsequently terminated because certain conditions could not be satisfied on a timely basis. The Reporting Persons have since discussed alternative transactions with the Company, which discussions have not resulted in any additional agreement. The Reporting Persons do not currently have any proposal or offer outstanding to the Company that would result in the acquisition of the Company by the Reporting Persons..

         The Reporting Persons intend to continue to evaluate investment in the Issuer and may in the future discuss with the Issuer agreements which could result in additional purchases of the Issuer's equity securities, or securities convertible into its Common Stock, changes in the Issuer's Board of Directors or management, the sale or recapitalization of the Issuer, or other transactions which could result in a substantial change in the ownership, management or capitalization of the Issuer. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

CUSIP NO. 84748Q-10-3                                         PAGE 7 OF 12 PAGES
---------------------                                             ---  ----

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

         (i) LEG Partners III SBIC, L.P. is the beneficial owner of 602,689 shares of Common Stock, all of which were acquired directly in a privately negotiated transaction. The total number of shares of Common Stock beneficially owned by LEG Partners III SBIC, L.P. represents 13.84% of the shares of Common Stock outstanding.

         (ii) Golub PS-GP, LLC is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of LEG Partners III, SBIC, L.P. Golub PS-GP, LLC has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of LEG Partners III SBIC, L.P., Golub PS-GP, LLC may be deemed to have shared voting and dispositive power over the 602,689 shares (13.84%) of Common Stock of the Issuer beneficially owned by such limited partnership.

         (iii) Lawrence E. Golub, by reason of his position as Managing Member of Golub PS-GP, LLC, which is the General Partner of LEG Partners III SBIC, L.P., may be deemed to have indirectly shared voting and dispositive power over the 602,689 shares of Common Stock of the Issuer beneficially owned by such limited partnership. Accordingly, Lawrence E. Golub may be deemed the beneficial owner of an aggregate 602,689 shares representing 13.84% of the Common Stock of the Issuer outstanding.

          The Reporting Persons disclaim beneficial ownership of shares held by certain directors of related parties of the Reporting Persons for all purposes.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 4,351,386 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-K for the period ended January 1, 2000.

CUSIP NO. 84748Q-10-3                                         PAGE 8 OF 12 PAGES
---------------------                                             ---  ----

         (b) LEG Partners III, SBIC, L.P. has the sole power to vote or to dispose of, or to direct the voting or to direct the disposition of, the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of LEG Partners III, SBIC, L.P. by its General Partner, Golub PS-GP, LLC. Accordingly, Lawrence E. Golub may be deemed to have shared voting and dispositive power over 602,689 shares of the Common Stock of the Issuer beneficially owned by LEG Partners III, SBIC, L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As previously disclosed, Steven L. Bock, Samuel L. Katz, Martin E. Franklin, Guy Naggar, First Global Holdings LDC, Oracle Investment & Holdings Limited and Ionic Holdings LDC (collectively, the "Stockholders," and each singly, a "Stockholder") each entered into a Stockholders Agreement with GAI and Purchaser simultaneously with the signing of the Letter of Intent dated December 2, 1999. Such Stockholders Agreement, which provided generally that each Stockholder would vote or otherwise commit his or its shares in support of the Merger, was terminated by its terms upon the termination of the Merger Agreement described in Item 4 hereof.

         Except as set forth hereinabove, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing

CUSIP NO. 84748Q-10-3                                         PAGE 9 OF 12 PAGES
---------------------                                             ---  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            LEG Partners III, SBIC, L.P.
                                            By:  Golub PS-GP, LLC
                                                 Its General Partner


                                           By: /s/ Lawrence E. Golub
                                              ---------------------------------
                                              Lawrence E. Golub, Managing Member




Dated as of: April 21, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 10 OF 12 PAGES
---------------------                                            ----  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                       GOLUB PS-GP, LLC




                                       By: /s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Managing Member





Dated as of: April 21, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 11 OF 12 PAGES
---------------------                                            ----  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                       By:/s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Individually





Dated as of: April 21, 2000

CUSIP NO. 84748Q-10-3                                        PAGE 12 OF 12 PAGES
---------------------                                            ----  ----

                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                             SPECIALTY CATALOG CORP.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 21st day of April, 2000.



                                    LEG Partners III, SBIC, L.P.
                                    By:  Golub PS-GP, LLC
                                         Its General Partner


                                    By: /s/ Lawrence E. Golub
                                       -----------------------------------------
                                       Lawrence E. Golub, Managing Member


                                     GOLUB PS-GP, LLC


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Lawrence E. Golub, Managing Member



                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                         Lawrence E. Golub, Individually